UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

MBIA INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
55262C100
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000
March 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡¶

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡¶

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00% *

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc. (“MBIA”).
¶ Includes shares of Common Stock beneficially owned by Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership (together with Warburg Pincus Private Equity X, L.P., “WP X LP”).
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Warburg Pincus X L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00% *

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Warburg Pincus X LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAMES OF REPORTING PERSONS Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,994,273†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,051,859†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,051,859†‡

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.00%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 11,502,704 shares of Common Stock of MBIA.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to WP X on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

This Amendment No. 2 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 30, 2008 and as amended by Amendment No. 1 on February 14, 2008 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by inserting the following at the end thereof:
WP X purchased a total of 2,728,764 shares of Common Stock pursuant to the open market transactions set forth on Exhibit 99.1 for $6,609,891.80, net of brokerage amounts. WP X obtained the funds from working capital.
Item 5. Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:
(a) WP X is (i) the beneficial owner of 15,491,569 shares of Common Stock (over which it exercises both voting and investment power), (ii) the indirect beneficial owner of the 9,951,760 Voting Trust Shares (over which it exercises investment power), (iii) the 15,377,062 Voting Trust II Shares (over which it exercises investment power), (iv) the beneficial owner of warrants currently exercisable for a total of 11,502,704 shares of Common Stock (8,755,499 of which warrants were previously immediately exercisable, but as a result of receipt of MBIA shareholders approval on May 1, 2008, such warrants are currently exercisable for 11,502,704 shares of Common Stock), and (v) 2,728,764 shares of Common Stock (over which it exercises investment power) which were purchased pursuant to the open market transactions set forth on Exhibit 99.1 and which will be deposited by WP X into a voting trust pursuant to a Voting Trust II Agreement), collectively representing approximately 25.0% of the outstanding shares of Common Stock (based on the 208,713,676 shares of MBIA Common Stock outstanding as of February 25, 2009, as disclosed in MBIA’s Annual Report on Form 10-K for the year ended December 31, 2008, plus the 11,502,704 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants)). The Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the warrants, B-warrants or of the B2-warrants. Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 55,051,859 shares of Common Stock and warrants currently exercisable for a total of 11,502,704 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the Warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which WP X has beneficial ownership.

(b) See Item 5(a) above.
Item 5(c) is hereby amended by inserting the following at the end thereof:
(c) On March 5, 2009 and March 6, 2009, the 2,728,764 shares of Common Stock purchased by WP X, as set forth in Exhibit 99.1, will be deposited by WP X into a voting trust pursuant to the Voting Trust II Agreement. Except as set forth in Exhibit 99.1, within the last 60 days, no other transactions in shares of the Common Stock or derivative securities were effected by the Warburg Pincus Reporting Persons.
Item 6. Interest in Securities of the Issuer
Item 6 is hereby amended by inserting the following at the end thereof:
The 2,728,764 shares of Common Stock purchased by WP X, as set forth in Exhibit 99.1, will be deposited by WP X into a voting trust pursuant to the Voting Trust II Agreement. A summary of the Voting Trust II Agreement is included in Amendment No. 1 and is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Trust II Agreement, a copy of which is being filed as Exhibit 9 to this Schedule 13D, and which is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 9, 2009

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1
Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2
Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common Stock of MBIA Inc.*

Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common Stock of MBIA Inc.*

Exhibit 5	Voting Trust Agreement, dated as of January 30, 2008, by and among MBIA Inc., Warburg Pincus Private Equity X, L.P. and U.S. Bank National Association*

Exhibit 6
B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 7
B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 8	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 9	Voting Trust II Agreement, dated as of February 13, 2008, by and among MBIA Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and U.S. Bank National Association*

Exhibit 10	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P.*

Exhibit 99.1	Trading Data

*	Previously filed.